Exhibit 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2004

FIXED CHARGES:

Interest Expense	$44,231
Amortization of Debt Premium, Discount and Expense	518
Interest Component of Rentals	698

Total Fixed Charges	$45,447

EARNINGS:

Net Income before Dividends on Preferred Stock	98,675
Add:
Income Taxes Applicable to Utility Operating Income	60,677
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(1,146)
Total Fixed Charges	45,447

Total Earnings	$203,653

Ratio of Earnings to Fixed Charges	4.5